# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Maris Tech Ltd., CIK 0001872964
CUSIP: M68057104
Title of class of securities: Common Stock, no par value per share and Warrants to Purchase Ordinary Shares
Address of issuer's principal executive offices: 2 YITZHAK MODAI STREET, 2 YITZHAK MODAI STREET, REHOVOT, Israel (L3), 7608804
Date of event which requires filing of this statement: 01/21/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001968076-24-000017
Filed by CIK 0001968076

## Reporting persons
- Jacobsen Per A.: type of reporting person: individual (IN), employee benefit plan or endowment fund (EP); citizenship or place of organization: Maryland (MD); sole voting power 545,000; sole dispositive power 545,000; aggregate amount beneficially owned 545,000 (6.9% of the class)

## Item 1. Issuer
Name of issuer: Maris Tech Ltd.
Address of issuer's principal executive offices: 2 YITZHAK MODAI STREET, 2 YITZHAK MODAI STREET, REHOVOT, ISRAEL, 7608804

## Item 2. Person Filing
Name of person filing: Per A. Jacobsen
Address of principal business office or, if none, residence:
P.O. Box 444
Ashton, MD 20861-0444
Citizenship: Maryland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of January 21, 2025, the Reporting Person held sole voting and dispositive power over 545,000 Ordinary Shares of the Issuer consisting of (i) 190,000 Ordinary Shares, and (ii) warrants to purchase up to 355,000 Ordinary Shares. The warrants were
exercisable immediately upon issuance and
will expire on January 6, 2027
Percent of class:
6.9%. The percentage of shares of the Issuer's common stock
as reported in this Schedule 13G is based upon 7,878,501
shares of the Issuer's common stock outstanding as of
June 30, 2024 on a basic shares basis, as reported in the
Issuer's Interim Financial Statements filed on or about
August 28, 2024.
Sole power to vote or to direct the vote: 545,000
Sole power to dispose or to direct the disposition: 545,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Jacobsen Per A.: /s/ Per A. Jacobsen, Self (01/21/2025)